SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

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CENTILLIUM COMMUNICATIONS, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Centillium Communications, Inc.
255 Fourier Avenue
Fremont, California 94539
(510) 771-3700

Faraj Aalaei
Chief Executive Officer

April 30, 2007

To Our Stockholders:

      I am pleased to invite you to attend the Annual Meeting of stockholders of Centillium Communications, Inc. to be held on Tuesday, June 19, 2007, at 2:00 p.m. Pacific Time at our corporate headquarters in Fremont, California.

      Details regarding admission to the Annual Meeting and the business to be conducted are more fully described in the enclosed Notice of Annual Meeting and Proxy Statement.

      Also enclosed in this mailing, in addition to this document, are our 2006 Annual Report, which contains information about Centillium's business, including our 2006 financial statements; a proxy card for you to record your vote; and a return envelope for your proxy card.

      Your vote is important. Whether or not you plan to attend the Annual Meeting, I hope that you will vote as soon as possible. You may vote by completing and mailing the enclosed proxy card. Voting by written proxy will ensure your representation at the Annual Meeting, if you do not attend in person. Please review the instructions on the proxy card regarding specific instructions on how to vote by proxy.

      Thank you for your ongoing support of, and continued interest in, Centillium.

      Sincerely,

      Faraj Aalaei
      Chief Executive Officer

CENTILLIUM COMMUNICATIONS, INC.
255 Fourier Avenue
Fremont, California 94539

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To be held June 19, 2007

TO OUR STOCKHOLDERS:

The Annual Meeting of Stockholders of Centillium Communications, Inc. will be held at our corporate headquarters, 255 Fourier Avenue, Fremont, California 94539, on Tuesday, June 19, 2007, at 2:00 p.m. Pacific Time, for the following purposes:

1. To elect two Class I directors, each for a term of three years;

2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2007; and

3. To transact such other business as may properly come before the meeting and any postponements or adjournments thereof.

Only stockholders of record at the close of business on April 24, 2007 are entitled to vote at the meeting and any postponements or adjournments thereof.

All stockholders are invited to attend the meeting in person. **Whether or not you plan to attend the meeting, to assure your representation at the meeting, please promptly sign and return the accompanying proxy card in the enclosed return envelope.** Any stockholder of record attending the meeting may vote in person even if he or she has returned a proxy.

By Order of the Board of Directors



Daniel M. Jochnowitz
Vice President, General Counsel and Secretary

Fremont, California
April 30, 2007

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: **Why am I receiving these materials?**

A: Our Board of Directors is providing these proxy materials to you in connection with our Annual Meeting of stockholders, which will take place on June 19, 2007. Stockholders are invited to attend the Annual Meeting and are requested to vote on the proposals described in this proxy statement.

Q: **What information is contained in these materials?**

A: The information included in this proxy statement relates to the proposals to be voted on at the Annual Meeting, the voting process, the compensation of directors and our executive officers, and certain other required information. Our 2006 Annual Report, a proxy card to record your vote and a return envelope are also enclosed.

Q: **What proposals will be voted on at the Annual Meeting?**

A: There are two proposals scheduled to be voted on at the Annual Meeting:

- the election of two Class I directors, each to serve terms of three years and

- the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.

Q: **What is the board's voting recommendation?**

A: Our Board of Directors recommends that you vote your shares "FOR" each of the director nominees and "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.

Q: **Which of my shares can be voted?**

A: You can vote all shares you owned as of the close of business on April 24, 2007, the record date. These shares include shares that are: (1) held directly in your name as the stockholder of record, and (2) held for you as the beneficial owner through a stockbroker, bank or other nominee.

Q: **What is the difference between holding shares as a stockholder of record and as a beneficial owner?**

A: Most of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record: If your shares are registered directly in your name with our transfer agent, Mellon Investor Services, you are considered the stockholder of record of those shares. As the stockholder of record, you have the right to grant your voting proxy directly to Centillium or to vote in person at the Annual Meeting. We have enclosed a proxy card for you to use.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee regarding how to vote your shares.

Q: How can I vote my shares without attending the Annual Meeting?

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the Annual Meeting. You may vote by granting a proxy for those shares you hold directly as the stockholder of record or, for shares held in street name, by submitting voting instructions to your broker or nominee using the voting instruction card provided by your broker or nominee.

Q: How can I vote my shares in person at the Annual Meeting?

A: Shares held directly in your name as the stockholder of record may be voted in person at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy as described below so that your vote will be counted if you later decide not to attend the Annual Meeting. Shares held in street name may be voted in person by you only if you obtain a signed proxy from the record holder giving you the right to vote the shares.

Q: Can I change my vote?

A: You may change your proxy instructions at any time prior to the vote at the Annual Meeting. For shares held directly in your name, you may accomplish this by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares held beneficially by you in street name, you may accomplish this by submitting new voting instructions to your broker or nominee.

Q: How are votes counted?

A: In the election of directors, you may vote "FOR" the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees. To ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm, you may vote "FOR", "AGAINST" or "ABSTAIN." If you "ABSTAIN," it has the same effect as a vote "AGAINST." If you sign your proxy card or broker voting instruction card with no further instructions, your shares will be voted in accordance with the recommendations of our Board of Directors.

Q: What is the voting requirement to approve each of the proposals?

A: The two director nominees receiving the highest number of affirmative votes of the shares present or represented at the Annual Meeting and entitled to vote shall be elected as Class I directors. The ratification of Ernst & Young LLP as our independent registered public accounting firm requires the affirmative "FOR" vote of a majority of those shares present and entitled to vote. If you are a beneficial owner and do not provide the stockholder of record with voting instructions, your shares may constitute broker non-votes, as described below in "What is the quorum requirement for the Annual Meeting?" In tabulating the voting result for any particular proposal, shares which constitute broker non-votes are not considered entitled to vote.

Q: What does it mean if I receive more than one proxy or voting instruction card?

A: It means your shares are registered differently or are in more than one account. Please provide voting instructions for all proxy and voting instruction cards you receive.

Q: Where can I find the voting results of the Annual Meeting?

A: We will announce the preliminary voting results at the Annual Meeting and publish the final results in our quarterly report on Form 10-Q for the quarter ending June 30, 2007.

Q: **What happens if additional proposals are presented at the Annual Meeting?**

A: Other than the two proposals described in this proxy statement, we do not expect any matters to be presented for a vote at the Annual Meeting. If you grant a proxy, the persons named as proxy holder, Faraj Aalaei, our Chief Executive Officer, and Linda Reddick, our Interim Chief Financial Officer, and each of them, with full power of substitution, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If for any unforeseen reason any of the nominees is not available as a candidate for director, the persons named as proxy holder will vote your proxy for such other candidate or candidates as may be nominated by the Board of Directors.

Q: **What is the quorum requirement for the Annual Meeting?**

A: The quorum requirement for holding the Annual Meeting and transacting business is a majority of the outstanding shares entitled to be voted as of April 24, 2007. The shares may be present in person or represented by proxy at the Annual Meeting. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. Broker non-votes, however, are not counted as shares present and entitled to be voted with respect to the matter on which the broker has expressly not voted. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Annual Meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (1) the broker has not received voting instructions from the beneficial owner and (2) the broker lacks discretionary voting power to vote such shares.

Q: **Who will count the vote?**

A: A representative of ADP will tabulate the votes and act as the Inspector of Elections.

Q: **Is my vote confidential?**

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Centillium or to third parties except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, or (3) to facilitate a successful proxy solicitation by the Board of Directors. Occasionally, stockholders provide written comments on their proxy card which are then forwarded to management.

Q: **Who will bear the cost of soliciting votes for the Annual Meeting?**

A: Centillium will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners.

Q: **May I propose actions for consideration at next year's Annual Meeting of stockholders or nominate individuals to serve as directors?**

A: You may submit proposals for consideration at future annual stockholder meetings, including director nominations. In order for a stockholder proposal to be considered for inclusion in our proxy statement for next year's Annual Meeting, the written proposal must be received by us no later than January 11, 2008, and should contain the information required under our bylaws. Such proposals will need to comply with the SEC's regulations regarding the inclusion of stockholder proposals in Centillium-sponsored proxy materials.

You may contact our corporate secretary for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

CENTILLIUM COMMUNICATIONS, INC.

PROXY STATEMENT FOR
ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

General

Our Board of Directors is soliciting proxies to be used at our Annual Meeting of stockholders to be held at our corporate headquarters, 255 Fourier Avenue, Fremont, California 94539, on Tuesday, June 19, 2007, at 2:00 p.m. Pacific Time, or at any adjournment or postponement of the Annual Meeting. The Company's telephone number at that location is (510) 771-3700.

This proxy statement, the accompanying proxy card and our 2006 Annual Report were mailed on or about May 10, 2007 to all stockholders entitled to vote at the meeting.

Who Can Vote

Record holders of our common stock at the close of business on April 24, 2007, the record date, may vote at the meeting and any postponements or adjournments thereof. On April 24, 2007, 41,153,142 shares of our common stock were outstanding. Each stockholder has one vote for each share of common stock. Our common stock does not have cumulative voting rights.

How to Vote

Stockholders may vote by mail by signing, dating and mailing the enclosed proxy card. Stockholders who hold their shares through a bank or broker should vote their shares in the manner prescribed by their brokers. If you submit a signed proxy card but do not specify how to vote your shares on your proxy card, we will vote them in accordance with the recommendations of our Board of Directors for the proposals described in this proxy statement and on any other business that may come before the meeting.

Revoking Your Proxy

If you are a registered holder, you may revoke your proxy at any time before the closing of the polls on June 19, 2007 by:

- sending a written notice of revocation to the Secretary of Centillium prior to the Annual Meeting;

- submitting a properly signed proxy with a later date; or

- voting in person at the meeting.

If you hold shares through a bank or brokerage firm, you must contact that firm to revoke any prior voting instructions.

Required Votes

A majority of the shares of common stock issued and outstanding on April 24, 2007, present in person at the meeting or represented at the meeting by proxy and entitled to vote, will constitute a quorum. Shares that are voted "FOR", "AGAINST", "ABSTAIN" or "WITHHELD" from a proposal are treated as being present at the meeting for purposes of establishing a quorum.

Abstentions are counted as shares present and entitled to vote at the meeting for purposes of determining whether a quorum exists, and have the effect of a vote "against" any matter as to which they are specified. Proxies submitted by brokers that do not indicate a vote for some or all of the proposals because they do not have discretionary voting authority and have not received instructions as to how to vote on those proposals (so-called "broker non-votes") are not considered "shares present and entitled to vote" and will not affect the outcome of the vote.

Stockholder Communications with Directors

The Board has implemented a process by which stockholders may send written communications directly to the attention of the Board or any individual Board member. The Chairman of the Nominating and Corporate Governance Committee, with the assistance of Centillium's internal legal department, is primarily responsible for monitoring communications from shareholders and providing copies of such communications to the other directors as he or she considers appropriate. This centralized process assists the Board in reviewing and responding to stockholder communications. Stockholders who wish to communicate with the Board can write to: Board of Directors, Centillium Communications, Inc., M/S BD COMM, 255 Fourier Avenue, Fremont, CA 94539, Attention: Legal. The name of any specific intended Board recipient should be noted in the communication. Members of our Board of Directors are strongly encouraged but not required to attend the Annual Meeting of Stockholders. One director attended our 2006 Annual Meeting of Stockholders.

Electronic Access to Proxy Materials and Annual Report

Stockholders may view this proxy statement and our 2006 Annual Report to Stockholders over the Internet by accessing our website at *www.centillium.com*. Information on our Web site does not constitute part of this proxy statement. Stockholders can receive future proxy statements and annual reports over the Internet or by requesting paper copies by mail.

PROPOSAL ONE: ELECTION OF DIRECTORS

Our Board of Directors is divided into three classes. Directors are elected to serve staggered three-year terms, such that the term of one class of directors expires each year. There are currently two directors in each of Class I and Class III and one director in Class II. Two Class I directors will be elected at this Annual Meeting for a three-year term ending in 2010. We will vote your shares as you specify when providing your proxy. If you do not specify how you want your shares voted when you provide your proxy, we will vote them for the election of the nominees listed below. If unforeseen circumstances (such as death or disability) make it necessary for the Board of Directors to substitute another person for one of the nominees, we will vote your shares for that other person.

Nominees

Unless otherwise instructed, the proxy holder will vote the proxies received by him for our two nominees named below, both of whom are presently directors of Centillium. The two nominees named below were approved by the Nominating and Corporate Governance Committee and Board of Directors. In the event that any of our nominees is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors to fill the vacancy. We are not aware of any nominee who will be unable or will decline to serve as a director.

Name of Nominee	Age	Principal Occupation	Director Since
Sam Srinivasan (1)	62	Chairman Emeritus, Health Language, Inc.	January 2006
Robert C. Hawk (2)	67	President, Hawk Communications, Inc.	November 1997

_____
(1) Chairman of the Audit Committee
(2) Member of the Audit Committee

Sam Srinivasan has served on our Board of Directors since January 2006. Since September 1996, Mr. Srinivasan has served as the Chairman of CyberPlus Corporation, formerly a software operating business. Mr. Srinivasan founded the business of Health Language, as a part of CyberPlus, in 1998, incorporated it into a wholly owned subsidiary of CyberPlus in May 2000 and currently is Chairman Emeritus of Health Language, Inc. From May 2000 until November 2001, Mr. Srinivasan served as Chief Executive Officer of Health Language, Inc. From May 2000 until March 2002, Mr. Srinivasan served as Chairman of Health Language, Inc. From November 1988 until March 1996, Mr. Srinivasan served as Senior Vice President, Finance and Chief Financial Officer of Cirrus Logic. From May 1984 until November 1988, Mr. Srinivasan served as Director of Internal Audits and subsequently as Corporate Controller of Intel Corporation. Mr. Srinivasan currently serves on the board of SiRF Technology. Mr. Srinivasan holds a B.A. in commerce from Madras University, India and an M.B.A. from Case Western Reserve University.

Robert C. Hawk has served on our Board of Directors since November 1997. Mr. Hawk is President of Hawk Communications, Inc., a telecommunications company, and retired President and Chief Executive Officer of U.S. West Multimedia Communications, Inc., where he headed the cable, data and telephone communications business from 1985 to 1996. Previously, he was President of the Carrier Division of U.S. West. Mr. Hawk also served as Vice President of Marketing and Strategic Planning for CXC Corporation, and as a director of Advanced Systems Development for AT&T/American Bell, a telecommunications company. Mr. Hawk currently serves on the boards of several private companies. Mr. Hawk holds a B.A. in Business Administration from the University of Iowa and an M.B.A. from the University of San Francisco.

Required Vote; Recommendation of the Board

The two nominees for director receiving the highest number of affirmative votes of shares present and entitled to vote shall be elected as Class I directors. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum, but have no other legal effect under Delaware law.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE REELECTION OF SAM SRINIVASAN AND ROBERT C. HAWK AS CLASS I DIRECTORS.

Directors Not Standing for Election

The members of our Board of Directors whose terms do not expire at this year's Annual Meeting and who therefore are not standing for election at this year's Annual Meeting are set forth below.

Name	Age	Class and Year in Which Term Expires	Principal Occupation
Kamran Elahian	52	Class II, 2008	Corp. General Partner, Global Catalyst Partners
Jere Drummond	67	Class III, 2009	Vice Chairman (retired), BellSouth
Faraj Aalaei	46	Class III, 2009	Chief Executive Officer, Centillium

Kamran Elahian is one of our co-founders and has served as Chairman of the Board since we started operations in April 1997. Mr. Elahian has co-founded eleven Silicon Valley companies since 1981, including CAE Systems, a computer-aided engineering software company; Cirrus Logic, a semiconductor company; Momenta Corporation, a pen-based computer company; NeoMagic, a multimedia accelerator IC company; Planetweb, an Internet appliance software company; Actelis Networks, a broadband communications system company; Global Catalyst Partners, a venture capital fund for investments in communications product companies; Informative, an Internet software company; Entopia, a knowledge management software company; and Greenfield Networks, a telecommunications IC company; he also founded Schools Online, a non-profit organization bringing the power of the Internet to the disadvantaged schools around the world. In addition, Mr. Elahian currently serves as a director of Beceem, ikoa, Melodis and Yoomba and as the Chairman of Global Catalyst Partners, Planetweb and Actelis Networks. Mr. Elahian holds a B.S. in Computer Science, a B.S. in Mathematics and an M.E. in Computer Graphics from the University of Utah.

Jere Drummond has served on our Board of Directors since May 2000. Mr. Drummond was a senior executive at BellSouth Corp. since 1982, retiring as BellSouth's Vice Chairman on December 31, 2001. Mr. Drummond is a corporate director of AirTran Holdings, Inc., Borg-Warner Automotive, Inc. and Science Applications International Corporation (SAIC). He also serves on the boards of several non-profit organizations, including the Atlanta Symphony Orchestra and the Robert W. Woodruff Arts Center in Atlanta. He is also a trustee of the Georgia Tech Foundation, Atlanta Landmarks, and Darlington School. A native of Rome, Georgia, Mr. Drummond graduated from Georgia Institute of Technology and holds Master's Degrees from Georgia State University and Massachusetts Institute of Technology (MIT), where he was a Sloan Fellow.

Faraj Aalaei is our Chief Executive Officer and one of our co-founders. Mr. Aalaei served as our Vice President, Marketing and Business Development from our inception in February 1997 until January 2000, when he was named Chief Executive Officer. Prior to co-founding our Company, Mr. Aalaei was Director of Access Products at Fujitsu Network Communications, Inc., a designer and manufacturer of fiber-optic transmission and broadband switching platforms, from October 1993 to February 1997. Mr. Aalaei received a B.S. in Electrical Engineering Technology from Wentworth Institute of Technology, an M.S. in Electrical Engineering from the University of Massachusetts and an M.B.A. from the University of New Hampshire.

Director Independence

The Board of Directors has determined that, except for Mr. Aalaei, each individual who currently serves as a member of the Board is, and each individual who served as a member of the Board in 2006 was, an "independent director" within the meaning of Rule 4200 of The NASDAQ Stock Market. Mr. Aalaei is not considered independent because he serves as our Chief Executive Officer. For Messrs. Drummond, Elahian, Srinivasan and Hawk, the Board of Directors considered their relationship and transactions with the Company as directors and security holders of the Company. All of the nominees for election at the Annual Meeting are members of the Board standing for re-election as directors.

Board Meetings

The Board held five meetings during the year ended December 31, 2006. Each director attended 75% or more of the aggregate number of meetings of the Board and meetings of those Committees of the Board on which he served during 2006, except for Irwin Federman who resigned from the Board in January 2006. Members of the Board and its committees also consulted informally with management from time to time and acted at various times by written consent without a meeting during 2006. The independent directors meet regularly in executive sessions without the participation of the Chief Executive Officer or other members of management.

Board Committees

The Board of Directors currently has three standing committees: the Audit Committee, the Nominating and Corporate Governance Committee (which we refer to as the Nominating Committee) and the Compensation and Management Development Committee (which we refer to as the Compensation Committee). The Board of Directors has determined that each director who serves on these committees is "independent," as the term is defined by the applicable listing standards of The NASDAQ Stock Market and Securities and Exchange Commission (SEC) rules. The Board of Directors has approved a charter for each of these committees that can be found on our website at *www.centillium.com*. From time to time, the Board of Directors may also create various ad hoc committees for special purposes.

Audit Committee

The Audit Committee is currently comprised of Mr. Srinivasan, Mr. Hawk and Mr. Elahian. Mr. Srinivasan joined the Audit Committee in January 2006. Mr. Federman was a member of the Audit Committee until his resignation from the Board in January 2006. The Audit Committee met nine times during 2006. The Board of Directors has adopted a written charter for the Audit Committee. The primary functions of the Audit Committee are to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to the stockholders and others, the systems of internal controls that management and the Board of Directors have established, the independence of our independent registered public accounting firm, the performance of our independent registered public accounting firm and internal audit staff, and our audit and financial reporting process, and to maintain free and open lines of communication among the Audit Committee, our independent registered public accounting firm and management. It is not the duty of the Audit Committee to plan or conduct audits or to determine that our financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for preparing our financial statements, and the independent registered public accounting firm is responsible for auditing those financial statements. However, the Audit Committee does consult with management and our independent registered public accounting firm prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into various aspects of our financial affairs. In addition, the Audit Committee is responsible for considering and appointing, and reviewing fee arrangements with, our independent registered public accounting firm. The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm. These services include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and detailed as to the particular service or category of services and is generally subject to a specific budget. The Audit Committee also has the authority to retain special legal, accounting or other consultants to advise it.

The Board of Directors has determined that all members of the Audit Committee meet the financial literacy requirements pertaining to the members of a company's audit committee under the listing standards of The NASDAQ Stock Market. Our Board of Directors has also determined that Mr. Srinivasan, the chairman of the audit committee, is an "audit committee financial expert" as that term is defined by SEC rules.

Compensation and Management Development Committee

The Compensation Committee is currently comprised of Mr. Drummond and Mr. Elahian. Mr. Elahian joined the Compensation Committee in January 2006. The Compensation Committee met three times during 2006. The Compensation Committee makes recommendations to the Board of Directors concerning the salaries and other compensation paid to the executive officers, the granting of employee stock options and other stock-based awards, and other compensation-related issues. It also reviews the Company's incentive compensation and other stock-based plans and recommends changes in those plans to the Board, as needed. The Compensation Committee may delegate any of its responsibilities to subcommittees as the committee may deem appropriate. The Compensation Committee has the authority to select and retain compensation consultants, outside counsel and other advisors in its sole discretion, and to approve their fees and other retention terms. Additional information concerning the Compensation Committee's processes and procedures for the consideration and determination of executive compensation, including the role of certain of our officers in compensation recommendations and the authority delegated to Mr. Aalaei to make certain stock-based awards to employees below the position of vice president, is set forth under the heading "Compensation Discussion and Analysis."

Nominating and Corporate Governance Committee

The Nominating Committee is currently comprised of Mr. Drummond and Mr. Elahian. The Nominating Committee met two times during 2006. The Nominating Committee is charged with identifying and recommending individuals qualified to serve as directors, advising the Board of Directors with respect to the composition of the Board of Directors and its committees, and overseeing, reviewing and making recommendations concerning corporate governance policies. All members of the Nominating Committee must be qualified to serve under the requirements of The NASDAQ Stock Market and any other applicable law, rule regulation or other additional requirements that the Board deems appropriate.

It is the policy of the Nominating Committee to consider both recommendations and nominations for candidates to the Board of Directors from stockholders. Stockholder recommendations for candidates to the Board of Directors must be directed in writing to our Secretary at the address of our principal executive offices and must include: the candidate's name, age, business address and residence address, the candidate's principal occupation or employment, the number of shares of the Company which are beneficially owned by such candidate, a description of all arrangements or understandings between the stockholder making such nomination and each candidate and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, detailed biographical data and qualifications of the candidate and information regarding any relationship between the candidate and the Company within the last three years, and any other information relating to such nominee that is required to be disclosed in solicitations of proxies for elections of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. A stockholder's recommendation to the Secretary must also set forth: the name and address, as they appear on our books, of the stockholder making such recommendation, the number of shares of our common stock which are beneficially owned by the stockholder and the date such shares were acquired by the stockholder, any material interest of the stockholder in such nomination, any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, in his capacity as a proponent to a shareholder proposal, and a statement from the recommending stockholder in support of the candidate, references for the candidate, and an indication of the candidate's willingness to serve, if elected.

The Company has established an advance notice procedure to properly bring certain matters, including stockholder proposals and director nominations, before an Annual Meeting of stockholders. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 calendar days prior to the date proxy statements were mailed to stockholders in connection with the previous year's Annual Meeting of stockholders.

Except as may be required by rules promulgated by The NASDAQ Stock Market or the SEC, there are currently no specific minimum qualifications that must be met by each candidate for the Board of Directors, nor are there specific qualities or skills that are necessary for one or more of the members of the Board of Directors to possess.

In identifying and evaluating the individuals that it recommends that the Board of Directors select as director nominees, the Nominating Committee utilizes the following process:

- The Nominating Committee reviews the qualifications of any candidates who have been properly recommended or nominated by the stockholders, as well as those candidates who have been identified by management, individual members of the Board of Directors or, if the Nominating Committee determines, a search firm.

- The Nominating Committee evaluates the performance and qualifications of individual members of the Board of Directors eligible for re-election at the Annual Meeting of stockholders.

- The Nominating Committee considers the suitability of each candidate, including the current members of the Board of Directors, in light of the current size and composition of the Board of Directors. In evaluating the suitability of the candidates, the Nominating Committee considers many factors, including, among other things, issues of character, judgment, independence, age, expertise, diversity of experience, length of service, other commitments and the like. The Nominating Committee evaluates such factors, among others, and considers each individual candidate in the context of the current perceived needs of the Board of Directors as a whole.

- After such review and consideration, the Nominating Committee recommends that the Board of Directors select the slate of director nominees, either at a meeting of the Nominating Committee at which a quorum is present or by unanimous written consent of the Nominating Committee.

- The Nominating Committee will endeavor to notify, or cause to be notified, all director candidates of its decision as to whether to nominate such individual for election to the Board of Directors.

- The Nominating Committee evaluates and monitors matters of corporate governance.

Certain Transactions

It is our policy that all employees, officers and directors must avoid any activity that is or has the appearance of conflicting with the interests of the Company. This policy is included in our Code of Business Conduct and Ethics. We conduct a review of all related party transactions for potential conflict of interest situations on an ongoing basis and all such transactions must be approved by our Audit Committee or another independent body of our Board of Directors.

Compensation of Directors

Members of our Board of Directors who are not employees of Centillium – which includes all of our directors except for Mr. Aalaei, our Chief Executive Officer – receive a mix of cash and equity-based compensation for their service as directors. Mr. Aalaei does not receive any compensation for service as a director in addition to his compensation as Chief Executive Officer.

Cash Compensation

In April 2006, our Board of Directors adopted the following schedule of cash compensation for non-employee directors, such schedule to continue to be effective for the 2007 fiscal year:

- Each non-employee director will receive an annual fee of $16,000;

- In addition, the chairman of the Audit Committee will receive an annual fee of $12,000 and each of the other members of the Audit Committee will receive an annual fee of $6,000;

- In addition, the chairman of the Compensation Committee will receive an annual fee of $6,000 and each of the other members of the Compensation Committee will receive an annual fee of $3,000; and

- In addition, the chairman of the Nominating Committee will receive an annual fee of $6,000 and each of the other members of the Nominating Committee will receive an annual fee of $3,000.

Non-employee directors also receive cash fees of $1,500 for each Board meeting attended in person and $500 for each Board meeting attended via conference call. Non-employee directors do not receive any fees for attendance of Committee meetings.

Non-employee directors do not receive any cash compensation from us for their services as directors other than the amounts described above. Further, directors may not receive any consulting, advisory or other compensatory fees from us apart from their compensation as directors.

Equity-based Compensation

Non-employee directors are eligible to receive options to purchase shares of our common stock. Under the terms of our 1997 Stock Plan, as amended and restated effective April 13, 2000 and subsequently amended and restated effective July 20, 2006, which we refer to as the 1997 Plan, each Outside Director (as such term is defined in the 1997 Plan) shall receive an initial grant upon becoming a member of our Board of Directors of an option to purchase 20,000 shares of our common stock, which vests as to 25% of the shares on the first, second, third and fourth anniversary of its date of grant, and an automatic grant of an option to purchase an additional 5,000 shares of common stock on the date of the Annual Meeting, which vests as to 100% of the shares on the first anniversary of its date of grant, if the director has served on the Board of Directors for at least the preceding six months. The exercise price for all options granted to our directors is equal to the fair market value of our common stock on the date of grant of such option.

In April 2005, our Board of Directors determined to supplement the equity-based compensation described above that is automatically granted under the 1997 Plan by making an annual grant to each non-employee director of 5,000 shares of restricted common stock of the Company on the date of the Annual Meeting, with such shares vesting 100% on the first anniversary of the date of grant.

The Board of Directors expects to evaluate the compensation of our non-employee directors on an annual basis to ensure that we provide adequate incentives to attract and retain qualified directors.

Change of Control Agreements

During 2000, we entered into a change of control severance agreement with Mr. Elahian, Chairman of the Board of Directors. Under the terms of the agreement, if within 18 months following a change of control, as defined in the agreement, (1) Mr. Elahian terminates his position as Chairman of the Board of Directors with the Company for good reason, as defined in the agreement, (2) the Company terminates his position without cause, as defined in the agreement, or (3) he dies or terminates his position due to disability, as defined in the agreement, Mr. Elahian is entitled to the accelerated vesting of all of his then-outstanding options to purchase our common stock.

The table below shows the compensation paid to each non-employee director for his service in 2006.

2006 Director Compensation Table

Director	Fees Earned or Paid in Cash ($)	Stock Awards ($) (2) (5)	Option Awards ($) (3) (5)	All Other Compensation ($)	Total ($)
Jere Drummond	30,000	11,883	7,951	-	49,834
Kamran Elahian	37,500	11,883	7,951	-	57,334
Robert C. Hawk	28,500	11,883	9,242	-	49,625
Lip-Bu Tan	21,000	11,883	9,242	-	42,125
Sam Srinivasan	34,000	7,479	37,165	-	78,644
Irwin Federman (1)	-	-	-	18,173 (4)	18,173

(1) Mr. Federman resigned from the Board of Directors effective January 18, 2006.

(2) Amounts shown in this column represent the expense recognized by the Company under Statement of Financial Accounting Standards No. 123 (revised 2004) (FAS 123R) in 2006 and relate to restricted stock awards granted under the Company's 1997 Plan during 2006 and 2005. See Note 6 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 for a discussion of the relevant assumptions used in calculating the compensation expense under FAS 123R.

(3) Amounts shown in this column represent the expense recognized by the Company under FAS 123R in 2006 and relate to stock options granted under the Company's 1997 Plan during 2006 and prior years. See Note 6 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 for a discussion of the relevant assumptions used in calculating the compensation expense under FAS 123R.

(4) Includes honorarium of $16,000, approved by the Board and a gift of $2,173 paid by the Company in recognition of Mr. Federman's service. Mr. Federman resigned from the Board of Directors effective January 18, 2006.

(5) The following table provides the grant date fair value of stock awards and options granted in 2006, and number of outstanding stock awards and number of shares of common stock subject to outstanding options held at December 31, 2006 for each director, as applicable:

Name	Grant Date Fair Value of Stock Awards ($)(1)	Number of Stock Awards (#)	Grant Date Fair Value of Stock Options ($)(2)	Number of Shares Underlying Unexercised Options (#)
Jere Drummond	14,145	5,000	5,120	5,000
Kamran Elahian	14,145	5,000	5,120	5,000
Robert C. Hawk	14,145	5,000	5,120	5,000
Lip-Bu Tan	14,145	5,000	5,120	5,000
Sam Srinivasan	14,145	5,000	83,378	55,000
Irwin Federman	-	-	-	-

(1) Amounts shown in this column represent the grant date fair value of restricted stock awards under Statement of Financial Accounting Standards No. 123 (revised 2004) (FAS 123R) granted under the Company's 1997 Plan during 2006. For expense recognized on our 2006 Consolidated Financial Statements, please refer to the 2006 Director Compensation Table.

(2) Amounts shown in this column represent the grant date fair value of stock options under Statement of Financial Accounting Standards No. 123 (revised 2004) (FAS 123R) granted under the Company's 1997 Plan during 2006. For expense recognized in our 2006 Consolidated Financial Statements, please refer to 2006 Director Compensation Table.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following compensation discussion and analysis contains statements regarding future individual and Company performance measures, targets and other goals. These goals are disclosed in the limited context of our executive compensation program and should not be considered statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Compensation Philosophy and Objectives

Our executive compensation program is designed to motivate, attract and retain talented individuals who are essential to our continued success, and to reward their contributions to our overall performance and key corporate initiatives. Both our Compensation Committee and the full Board of Directors (excluding the CEO when considering his compensation) are responsible for determining the form and amount of compensation payable to our executive and non-executive officers. They are guided by the following objectives and principles:

- Encourage creation of stockholder value and achievement of corporate objectives;

- Integrate compensation with the Company's annual and long-term corporate objectives and strategy, and focus executive behavior on the fulfillment of those objectives;

- Provide a competitive total compensation package that enables the Company to attract and retain high caliber personnel; and

- Align the interests of executive and non-executive officers with the long-term interests of stockholders.

We describe Centillium's executive compensation program below, and provide an analysis of the compensation earned in 2006 by our "named executive officers" as defined by SEC rules, who consisted of Faraj Aalaei, our Chief Executive Officer, J. Scott Kamsler, our former Chief Financial Officer, Jitesh Vadhia, our Senior Vice President and General Manager, and Wayne Gartin, our Vice President of Worldwide Sales.   In 2006 and 2007, there were substantial changes to our executive officer team. Mr. Vadhia and Mr. Gartin left the Company in 2006. These positions have not been replaced. In February of 2007, Mr. Kamsler left the Company, and we promoted our former Corporate Controller to this position on an interim basis in February 2007.

Compensation Setting Process

Both our Compensation Committee and the full Board of Directors (excluding the CEO when considering his compensation) are responsible for:

- determining the overall compensation of executive and non-executive officers of the Company;

- establishing the appropriate incentive compensation and equity-based programs for these officers;

- reviewing and ensuring fairness in the administration of compensation for equitable wealth distribution and the well-being of the Company's employees;

- appraising the annual performance of the Chief Executive Officer; and

- providing guidance to the Chief Executive Officer for the annual performance appraisals of other officers.

Our current executive officers are Faraj Aalaei, Chief Executive Officer, and Linda Reddick, Interim Chief Financial Officer.

The process used by our Compensation Committee and Board of Directors in establishing overall target compensation for our executive and non-executive officers is similar to the process used to establish total target compensation for our entire employee base. In the first half of each year or shortly thereafter, the Compensation Committee and the Board of Directors establish revenue and earnings performance objectives and key corporate initiatives for that year, which will constitute the targets under our annual cash-based Executive Bonus Program, or EBP. In 2006, the EBP was finally approved in July. This was later than is typical because the Committee and Board took additional time to consider what performance targets and key corporate initiatives should be the focus of the EBP in light of some of the challenges we were facing, particularly in our DSL business.

During the first half of the year, the Chief Executive Officer and our human resources department collaborate to make compensation recommendations to the Compensation Committee and the Board of Directors. Using survey data principally provided by Radford Associates, or Radford, an independent compensation consulting firm, management analyzes the range of compensation paid by peer group companies for each comparable officer position. That peer group consists of other semiconductor component companies in Northern California having annual revenues below $200 million. In 2006, this group included 22 companies including:

- Actel
- Nanometrics
- Alien Technology
- California Micro Devices
- Ikanos Communications
- HI/FN
- MIPS Technologies
- Pericom Semiconductor
- Quicklogic
- Rambus
- SIRF Technology
- Tessera Technologies
- Transmeta
- Virage Logic

We also use data from other independent compensation consulting firms to assess market trends and to further validate the information that we receive from Radford. These other firms include Culpepper and Associates, Mercer Human Resource Consulting and Buck Consultants.

We generally use the 60th percentile of peer group companies as an overarching philosophical guideline for assigning total compensation over time, although on an individual basis, this may vary particularly with respect to short-term cash based incentive awards. The Compensation Committee and the Board of Directors use the 60th percentile as the guideline for setting executive and non-executive officer compensation because they believe that generally, the use of a 10% premium to market average supports our goal of attracting and retaining qualified senior management and allows for future compensation growth opportunities.

Each July, the Compensation Committee and Board of Directors review management's assessment, and conduct their own assessment, of each officer's performance, responsibilities and strategic significance to our corporate objectives, and consider the Radford survey data for comparable positions at the peer group companies. Based on that review, the Committee and the Board establish the officers' base salaries and equity awards. Although the Chief Executive Officer is involved in making compensation recommendations for executive and non-executive officers other than himself, it is ultimately the responsibility of the Committee and the Board to set compensation.

Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 (other than qualified performance-based compensation) on the amount of compensation we may deduct for federal income tax purposes in any one year with respect to certain highly compensated officers. In order to maintain flexibility in compensating our executive officers in a manner designed to promote varying corporate goals, the Compensation Committee will not necessarily limit executive compensation to that which is deductible under Section 162(m) of the Internal Revenue Code. However, we currently expect that our executives will earn less than the Section 162(m) limit in the foreseeable future.

Elements of Executive Compensation

The Company's executive compensation program consists of the following elements:

- Base salary;

- Short-term cash-based incentive bonuses;

- Long-term equity-based incentive awards; and

- Benefits.

We chose these elements because we seek to combine items of compensation that primarily aid in retention, such as salary and benefits, with incentives designed to encourage our officers to contribute to our short-term and long-term goals.

Base Salary

Base salary is baseline cash compensation paid to executives throughout the year. Base salaries provide executives with a predictable level of income to attract and retain strong talent with the ability to support a reasonable standard of living in Silicon Valley. The Compensation Committee and the Board of Directors determine individual executive and non-executive officer salaries and do not apply any specific formula. Generally, we believe that executive and non-executive officer base salaries should be targeted at about the 60th percentile of the range of salaries for executives and officers in similar positions and with similar responsibilities at comparable companies, as described above under "Compensation Setting Process." Base salaries are reviewed annually.

In determining appropriate base salaries, in addition to considering market data from Radford, the Compensation Committee and the Board of Directors consider:

- the Chief Executive Officer's recommendation as to compensation for all officers other than himself;

- the scope of the officer's responsibility and experience;

- the officer's individual performance;

- internal equitable considerations, with the intent of fostering collegiality and a sense of relative fairness among our executive team; and

- the importance of the individual to the execution of our strategic operating plan.

The Compensation Committee and the Board of Directors typically review the base salaries of executive and non-executive officers annually in July. In 2006, we increased our executives' base salaries by a range of 4% to 12%, and by 5.2% on average. We utilized the benchmark data provided by Radford when determining not to increase our Chief Executive Officer's 2006 base salary. We principally relied on the Radford data when establishing a 2006 salary range for our other executives at $180,000 to $280,000, compared to a range of $175,000 to $270,000 for 2005.   For 2007, we anticipate our base salary increases for executive and non-executive officers will be less than 10%.

The 2007 base salary rates for the current executive officers are set forth in the table below.

Name	2007 Base Salary (until July, 2007)
Faraj Aalaei *Chief Executive Officer*	$375,000
Linda Reddick *Interim Chief Financial Officer*	$205,000

Short-Term Cash-Based Incentive Awards

We provide an opportunity for annual cash-based incentive awards to the executive officers, other than our head of sales as described below, to reward the achievement of corporate goals and initiatives through our EBP. Management and the Compensation Committee and Board of Directors begin to discuss the performance criteria for that year's EBP and target incentive compensation for each executive officer at the outset of the year, and these targets are generally approved in the second quarter (or, as in the case of 2006, shortly thereafter). The targets are subject to the approval of both the Committee and our Board. Achievement of the performance criteria is assessed after the end of the applicable year.

The annual EBP bonus award is formula-driven, but is subject to our discretion as described in more detail below. Each officer is assigned a bonus incentive target equal to a percentage of base salary, based on Radford and other consulting firms' survey data and generally targeting the 60th percentile for comparable positions. While targeting the 60th percentile continues to be our overarching goal with respect to total compensation over time, individual incentive targets vary from this. In 2006, the target EBP percentage for the CEO was at the 75th percentile of the peer group companies, as has been the case for several years. In setting this target for the CEO, it was felt that a greater reward for achieving our corporate goals and initiatives was an appropriate incentive for the Chief Executive Officer of the Company. The target EBP percentages for the CFO and the non-executive officers generally ranged from the 30th percentile to the 60th percentile. All targets are reviewed from time to time (but historically has not typically been more frequent than annually) to ensure that they are generally consistent with our compensation philosophy and provide the appropriate reward and incentives for each of the officers of the Company.

Companywide financial performance targets and targeted corporate initiatives are decided upon and assigned relative weights, expressed as percentages. After year-end, achievement of the targets is assessed, and also expressed on a percentage basis. Achievement of a particular financial performance target that goes beyond the highest specified levels (which we refer to as the "stretch" and "high" levels) can be paid at more than 100%, but in 2006, the maximum payout percentage was 125%. In 2006, achievement below the lowest targeted level was assigned a zero value. The 2007 EBP, which was adopted in April 2007, applies the same methodology. Our intent is that the performance criteria under our EPB will be challenging to meet, but not unrealistic, with the "stretch" criteria being even more challenging to meet and the "high" criteria being the most challenging.

Each officer's bonus amount is then calculated by multiplying his or her bonus incentive target by the percentage achievements of the various financial and corporate initiative targets. For example, if an executive has an EBP target of 30% of base salary, and if revenue and earnings targets and key corporate initiatives are weighted 70% and 30%, respectively, then the officer would be eligible for an award of 27% of base salary if we achieve 100% of the revenue and earnings targets and 67% of the key initiatives. This example is calculated as follows: 30% EBP level times 90% (representing the combined achievement level of 100% of 70%, and 67% of 30%).

For 2006, the bonus incentive targets for the executive and non-executive officers ranged from 30% to 100% of base salary, as follows: Chief Executive Officer, 100%; Chief Financial Officer, 50%; Vice President, Business Development, 35%; all other U.S.-based officers, 30% to 35% (except for certain officers whose targets increased from 25% to 30% to further align them with the Company's overall compensation philosophy, and whose final 2006 bonuses represented a pro-rata blend of the 25% and 30% targets). For 2007, the target bonus awards (as a percentage of annual base salary) will be as follows: Chief Executive Officer, 100%; Interim Chief Financial Officer, 30%; Vice President, Business Development, 35%; all other U.S.-based officers, 30%.

As described above, EBP payments are based on attainment of annual financial goals, and achievement of key corporate initiatives. In 2006, 70% of the EBP bonus was based on achieving annual revenue and earnings targets and 30% was based on achieving key corporate initiatives. The "high" level of revenues was set at approximately 112% and net income/loss was four times, respectively, of our internal corporate goals. The 2006 corporate initiatives consisted of specified customer wins, successful product introductions and design wins, and successful product positioning as evidenced by delivery of specified customer samples. The 2007 key corporate initiatives will consist of similar goals.

The 2007 EBP assigns relative weights of 40%, 30% and 30% to revenues, net income and key corporate initiatives. The 2007 earnings targets will exclude the impact of stock-based compensation under Statement of Financial Accounting Standards 123(R), but will otherwise reflect net income as shown on our income statement that will be contained in our 2007 Annual Report on Form 10-K.

In 2006, the EBP bonuses were not paid at high levels, in the aggregate, due to our failure to achieve our revenue and earnings performance targets. However, we met 78.9% of the targeted corporate initiatives. Accordingly, the current executive officers earned the following cash awards for their work performed in 2006. In the case of our Interim Chief Financial Officer, who was promoted to that position in 2007, the amount shown was earned under the Centillium Incentive Program for non-officer employees. The targets under this program are similar to the EBP but instead of corporate initiatives that must be met, there is an individual performance component which has a relative weighting of 35%.

Executive Officer Name	Title	Actual 2006 Bonus Award
Faraj Aalaei	Chief Executive Officer	$88,763
Linda Reddick	Interim Chief Financial Officer	$20,482

EBP bonus awards are normally scheduled to be paid in the first quarter of each year. Our officers must be employed by us on the scheduled payment date in order to receive their annual EBP bonus. If an officer is terminated prior to the scheduled payment date, his or her bonus will be forfeited.

The Committee and Board have the discretion to change the EBP at any time, although in recent years we have not paid bonuses lower than those produced by the operation of the EBP's formulas. For targeted corporate initiatives that are not based simply on numerical results, the Committee and Board use their judgment in deciding the extent to which the initiative has been achieved. For example, in 2005, the Company missed the corporate revenue and earnings targets, but we decided to pay bonuses exceeding the amount generated by the EBP formula due to the achievement of other targeted corporate initiatives. We did not make any similar adjustment to the formula-driven results in 2006.

Our Vice President of Sales and the sales organization, in general, are subject to a separate sales short-term cash-based incentive plan, rather than the EBP. Under this sales plan, our former Vice President of Worldwide Sales, Mr. Gartin, was awarded incentive compensation on a quarterly basis in 2006, based on the achievement of revenue and design win targets with a relative weighting of 80% and 20%, respectively. Each other member of the sales organization is paid on the basis of his or her own revenue and design win targets and in certain circumstances, on the additional achievement of individual performance goals.

Long-Term Equity-Based Incentive Awards

Stock-based incentives are designed to encourage creation of long-term value for the Company's stockholders through sustained performance in meeting or exceeding customer and stockholder expectations. Our

1997 Stock Plan (as amended and restated) permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards.

Since 2005, in keeping with industry trends based on data from Radford and other independent compensation consulting firms, we have intentionally reduced the size of the equity awards granted to our executive and non-executive officers. Until 2006, the stock-based incentive program for the entire Company consisted of stock option grants and the employee stock purchase program. In 2006, however, we revised our equity award program for executive and non-executive officers to include a combination of both options and restricted stock. The principal rationale underlying this change was that we believe that the retention value of stock options has been significantly diminished by the prospect that our stock price may not rise significantly in the near-term, due to the continuing decline in our Japanese DSL business and the other challenges that we are encountering. The restricted stock granted to executive and non-executive officers continues to vest over a four year period (25% per year) but unlike many of our outstanding options, will more likely have real value to an officer even if our near-term stock price does not rise significantly or even falls. This prospective value should facilitate the near-term retention of our key executive and non-executive officers. On the other hand, the options granted to executive and non-executive officers are intended to motivate long term growth as they will derive benefit only if the market value of our common stock increases.

In 2006, the equity awards to the CEO and the other executive and non-executive officers was split, 70% options and 30% restricted stock. We decided on this allocation based on our perception that it reflected an appropriate balance between retention, which restricted stock may facilitate even if our stock price does not rise, and officers' focus on our longer-term growth. We currently intend in 2007 and in the foreseeable future that equity grants to our executive and non-executive officers will continue to be a combination of stock options and restricted stock (or restricted stock units). We also currently expect that such grants will be based on both the performance of these officers during the prior fiscal year, and judgment applied by our Compensation Committee and the Board of Directors regarding other qualitative factors. At this time, we have not determined the specific size of the equity awards to be granted in 2007 nor the relative weighting of options and restricted stock (or restricted stock units). Equity awards for officers are approved by the Committee and the Board at their respective July meetings.

In addition to granting equity-based awards to our executive and non-executive officers, as part of our long-term incentive plan, we also grant equity awards to non-officer employees, including new hires, and to individuals annually in recognition of their individual achievements and contributions to corporate or business unit performance or in circumstances where we face a critical retention need. New hire equity grants continue to be in the form of stock options. However, in 2006, as with our executive and non-executive officer equity awards, we revised our equity award program for non-officer employees. In 2006, the annual equity award to non-officer employees was in the form of restricted stock units, and we expect to continue to make equity grants to these employees in the form of restricted stock units for at least the foreseeable future. We believe that the restricted stock units will provide better near-term retention value than stock options, in light of our stock price's recent performance and our perception of employees' view of the prospect for a significant near-term increase in our stock price.

We do not maintain any equity or other security ownership guidelines or requirements for our executives. Additionally, we do not have a formal or informal policy regarding adjustment or recovery of awards or payments if the relevant performance goals or measures upon which they are based are restated or otherwise adjusted so that awards or payments are reduced.

We also do not maintain a program, plan, or practice to select option grant dates for executive and non-executive officers in coordination with the release of material non-public information. For 2006, the Compensation Committee and the Board of Directors approved initial option grants for new hires at the first Committee and Board meetings occurring after the commencement of employment. The strike price of the initial stock option is the fair market value, or closing price, of our common stock on the date of grant by the Board of Directors, but with vesting commencing on the officer's first day of employment. Annual equity grants to executive and non-executive officers are typically made at the Compensation Committee and Board of Directors meetings scheduled in July. In 2006, the Board of Directors approved a policy providing that any such annual equity grants would be effective on the earlier of three days after our Second Quarter earnings call and August 14th (or if such date is not a business day, the next business day). This change was intended to avoid even the appearance of manipulating the timing of these annual grants by better ensuring that any information, good or bad, that is to be disclosed in the Second Quarter earnings call and earnings release is reflected in the Company's stock price prior to the effective date of these grants.

In 2006, the Board of Directors appointed Faraj Aalaei, our CEO and a director, as a committee of one with the power to award stock options, stock purchase rights, stock units and stock under our stock plan pursuant to the terms and conditions thereof to any employee of the Company with a position below vice president, provided that no such single award shall exceed 50,000 shares. Mr. Aalaei had been delegated similar authority by the Board of Directors in prior years. With the intention of avoiding even the appearance of manipulating the timing of new hire grants, the timing of option grants for any new hire has been formalized. These grants to any new hires whose actual start date is between the 16th of a month and the 15th of the following month are effective as of the last Wednesday of such following month (or if that Wednesday is not a business day, then the first preceding day that is a business day). Vesting, however, commences on the each new hire's actual start date.

Our executive and non-executive officers may also participate in our Employee Stock Purchase Plan which permits all eligible employees, including our officers, to acquire shares of Centillium's common stock through periodic payroll deductions of up to 10% of total compensation. The price at which all employees may purchase common stock is 85% of the lesser of the fair market value of our common stock at the beginning or end of each six-month purchase period.

Other Benefits

We do not provide any special employee benefits for executive and non-executive officers. Officers are eligible for the same types of employee benefits available to employees generally, including a tax-qualified defined contribution plan (401(k)), to which we do not contribute; health benefits; life insurance; and other welfare benefits.

Employment Contracts, Termination of Employment Arrangements and Change in Control Arrangements

None of our officers serves under an employment contract guaranteeing any specified level of compensation for any particular period of time. However, we have change of control severance agreements with our Chief Executive Officer and Chief Financial Officer, as described in detail under "Potential Payments Upon Termination or Change of Control" below. The benefits under those agreements are triggered by specified employment-related events following a change of control of our company. We have similar agreements with each of our other non-executive officers. We believe that these agreements help to align our executives and other officers' interests more closely with those of our stockholders when management assess potential strategic transactions, are reasonable (particularly taking into account the "double trigger" for payment) and are necessary for Centillium to compete for and retain highly qualified executives and officers.

Compensation Committee Report

The foregoing report has been submitted by the Compensation Committee of the Board of Directors:

The Compensation Committee of the Board of Directors has reviewed and discussed the Company's Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's definitive proxy statement on Schedule 14A for its 2007 Annual Meeting, which is incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, each as filed with the Securities and Exchange Commission.

The foregoing report was submitted by the Compensation Committee of the Board and shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A promulgated by the Commission or Section 18 of the Securities Exchange Act of 1934.


Respectfully submitted,
Compensation Committee of the
Board of Directors

Jere Drummond, Chairman
Kamran Elahian


Named Executive Officers

In addition to Mr. Aalaei, our Chief Executive Officer, whose information appears above under the caption "Directors Not Standing for Election," set forth below is each individual who served as an executive officer during 2006 (our "Named Executive Officers"). Messrs. Kamsler, Vadhia and Gartin are no longer with the Company. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
J. Scott Kamsler	59	Former Vice President and Chief Financial Officer
Jitesh Vadhia	48	Former Senior Vice President and General Manager
Wayne Gartin	59	Former Vice President of Worldwide Sales

J. Scott Kamsler joined Centillium as Vice President and Chief Financial Officer in July 2004 and left the Company on February 15, 2007. Prior to joining Centillium, Mr. Kamsler served as Vice President of Operations at Wyse Technology Inc. from 2003 to 2004. He also served as Chief Financial Officer at Tasman Networks, Inc. from 2000 to 2002, RangeStar Wireless, Inc. in 2000 and Symmetricom, Inc. from 1989 to 1998. In addition, he previously served as Vice President, Finance and Chief Financial Officer at Solitec, Inc., DSP Technology Inc. and E-H International, Inc. He was also a co-founder and a Board member of DSP Technology. In addition, Mr. Kamsler held various finance positions at Intel Corporation. He is a certified public accountant and was an auditor with Peat Marwick Mitchell. Mr. Kamsler received his Bachelor of Arts degree from Willamette University and his M.B.A. from the University of Washington.

Jitesh Vadhia joined Centillium as Senior Vice President and General Manager in April 2006 and left the Company on July 31, 2006. Prior to joining Centillium, Mr. Vadhia held various positions of executive responsibility at Zarlink Semiconductor Corporation from 2001 to 2005, most recently as Senior Vice President and General Manager, Network Communications. From 1986 to 2001, Mr. Vadhia held various senior positions at National Semiconductor Corporation, including Product Line Director and Senior Marketing Director. Prior to that, Mr. Vadhia served as European Marketing Engineer at Hewlett-Packard Corporation. Mr. Vadhia holds a M.Sc. in Fiber Communications, Electro-Optics and Laser Technology from the University of Essex and a B.Sc. (Hon.) in Physics from the University of London in the United Kingdom.

Wayne Gartin joined Centillium as Vice President of Worldwide Sales in September 2004 and left the Company on June 5, 2006. Mr. Gartin served as Vice President of Worldwide Sales at Bandwidth9, Inc. from 2003 to 2004, Vice President of Worldwide Sales at Agility Communications, Inc. from October 2001 to 2003, Senior Director of Marketing at Infineon Technologies AG from March 2001 to October 2001 and Vice President of Sales at EnThink, Inc. from 1999 to March 2001. In addition, prior to that, he was Director, OEM Sales at Lucent Technologies, Inc. and also held sales and marketing management positions at Adaptec, Inc. and Intel Corporation. Mr. Gartin received his Bachelor of Arts in Mathematics and Computer Science and his M.B.A. from the University of Utah.

2006 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Faraj Aalaei Chief Executive Officer	2006	375,000	13,290	514,057	88,763	-	991,110
Scott Kamsler (5) Vice President and Chief Financial Officer	2006	265,000	4,962	109,054	31,386	-	410,402
Jitesh Vadhia (6) Senior Vice President and General Manager	2006	178,338	-	82,711	-	143,561	404,610
Wayne Gartin (7) Vice President Worldwide Sales	2006	79,445	-	56,034	-	143,927	279,406

(1)   Amounts shown in this column represent the expense recognized by the Company under FAS 123R in 2006 and relate to restricted stock awards granted under the Company's 1997 Plan during 2006. See Note 6 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 for a discussion of the relevant assumptions used in calculating the compensation expense under FAS 123R.

(2)   Amounts shown in this column represent the expense recognized by the Company under FAS 123R in 2006 and relate to stock options granted under the Company's 1997 Plan during 2006 and prior years. See Note 6 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 for a discussion of the relevant assumptions used in calculating the compensation expense under FAS 123R.

(3)   Amounts shown in this column include bonuses paid for 2006 performance under our executive bonus program. The methodology applied in determining these bonus amounts is discussed under the caption "Compensation Discussion and Analysis — Elements of Executive Compensation — Short-Term Cash-Based Incentive Awards." These amounts are not reported in the Bonus column because the award is tied to corporate performance goals. Under the SEC's prior rules, these types of awards were previously reported under the Bonus column.

(4)   Amounts shown in this column include: (a) severance payments of $135,000 and $108,604 paid to Mr. Vadhia and Mr. Gartin in 2006, respectively, (b) sales commission payments of $33,427 to Mr. Gartin in 2006, and (c) health insurance premiums of $8,561 and $1,896 paid by the Company in 2006 for the benefit of Mr. Vadhia and Mr. Gartin, respectively, pursuant to severance arrangements.

(5)   Mr. Kamsler left the Company in February 2007.

(6)   Mr. Vadhia left the Company in July 2006.

(7)   Mr. Gartin left the Company in June 2006.

2006 Grants of Plan-Based Awards Table

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) (2) | | | All Other Stock Awards: Number of Shares of Stocks or Units (#) (3) | All Other Option Awards: Number of Securities Underlying Options (#) (4) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards($)(5) |
		Threshold ($)	Target ($)	Maximum ($)				
Faraj Aalaei	-	-	375,000	468,750	-	-	-	-
	7/20/06	-	-	-	45,000	-	2.63	118,350
	7/20/06	-	-	-	-	105,000	2.63	127,109
Scott Kamsler	-	-	132,600	165,750	-	-	-	-
	7/20/06	-	-	-	16,800	-	2.63	44,184
	7/20/06	-	-	-	-	39,200	2.63	47,454
Jitesh Vadhia	-	-	-	-	-	-	-	-
Wayne Gartin	-	-	-	-	-	-	-	-

(1) The target incentive amounts shown in this column reflect our incentive plan awards originally provided under the Executive Bonus Plan for 2006 and represent the pre-established target awards as a percentage of base salary for the 2006 fiscal year, with the potential for actual awards under the plan to either exceed or be less than such funding target depending upon corporate performance. Actual award amounts are not guaranteed and are determined at the discretion of the Compensation Committee, which may consider an individual's performance during the period. For additional information, please refer to the Compensation Discussion and Analysis section. Actual 2006 annual incentive compensation plan payouts are reflected in the Non-Equity Incentive Plan Compensation column of the 2006 Summary Compensation Table above.

(2) The target is the payout that can be made if pre-established performance objectives have been achieved at the target achievement level. The maximum is the greatest payout that can be made if the pre-established performance objectives are exceeded.

(3) Stock awards vest as to 25% of the shares on July 20, 2007 and vest 25% each year thereafter.

(4) Stock options vest as to 25% of the shares on first anniversary of grant, and as to the remaining 75% of the shares thereafter in 36 successive equal monthly installments.

(5) Amounts shown in this column represent the grant date fair value under FAS 123R of stock options and restricted stock awards granted under the Company's 1997 Plan during 2006. The actual expense recognized on the 2006 Consolidated Financial Statements is included in the stock awards and option awards columns of the Summary Compensation Table, above.

Base Salary

Base salary is baseline cash compensation paid to executives throughout the year. Base salaries provide executives with a predictable level of income to attract and retain strong talent. In determining appropriate base salaries, the Compensation Committee and the Board of Directors considers, among other factors, the scope of the officer's responsibility and experience, the officer's individual performance and the importance of the individual to the execution of the Company's strategic operating plan. In 2006, executive officers' base salaries were increased by 5.2% on average. We did not increase our Chief Executive Officer's base salary for 2006.

Cash-Based Incentive Awards

We provide an opportunity for annual cash-based incentive awards to the executive officers to reward the achievement of corporate goals and initiatives through our Executive Bonus Plan. Each officer is assigned a bonus incentive target equal to a percentage of base salary, and company-wide financial performance targets and targeted corporate initiatives are decided upon and assigned relative weights, expressed as percentages. For 2006, the bonus incentive target for our Chief Executive Officer was 100% of base salary and for our Chief Financial Officer, 50% of base salary. The 2006 corporate initiatives consisted of specified customer wins, successful product introductions and design wins, and successful product positioning as evidenced by delivery of specified customer samples. Bonus awards are normally scheduled to be paid in the first quarter of each year, and an individual must be employed by us on the scheduled payment date in order to receive his or her bonus. If an officer's employment is terminated prior to the scheduled payment date, his or her bonus will be forfeited.

Equity-Based Incentive Awards

Stock-based incentives are designed to encourage creation of long-term value for the Company's stockholders through sustained performance in meeting or exceeding customer and stockholder expectations. Our 1997 Plan permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards. In 2006, the equity awards to the named executive officers were split, 70% options and 30% restricted stock.

2006 Outstanding Equity Awards At Fiscal Year-End

	Option Awards (1)				Stock Awards (2)	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Options (#) Un-Exercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)
Faraj Aalaei	-	105,000	2.63	7/20/16	45,000	96,300
	239,583	260,417	2.53	1/18/15	-	-
	360,000	120,000	4.79	2/16/14	-	-
	250,000	-	2.56	11/19/12	-	-
	900,000	-	6.62	6/4/12	-	-
	500,000	-	5.00	2/10/10	-	-
Scott Kamsler	-	39,200	2.63	7/20/16	16,800	35,952
	10,625	19,375	2.61	7/27/15	-	-
	120,833	79,167	3.22	7/23/14	-	-
Jitesh Vadhia	-	-	-	-	-	-
Wayne Gartin	-	-	-	-	-	-

(1)   Stock options vest as to 25% of the shares on first anniversary of grant, and as to the remaining 75% of the shares thereafter in 36 successive equal monthly installments.

(2)   Stock awards vest as to 25% of the shares on July 20, 2007 and vest 25% each year thereafter.

(3)   Amounts shown in this column are the value of the unvested restricted stock awards based on the closing market price of our common stock on December 29, 2006.

2006 Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Faraj Aalaei	-	-	-	-
Scott Kamsler	-	-	-	-
Jitesh Vadhia	78,126	157,033	-	-
Wayne Gartin	-	-	-	-

Potential Payments Upon Termination or Change of Control

Faraj Aalaei

During 2000, we entered into a change of control severance agreement with Faraj Aalaei, our Chief Executive Officer, which was subsequently amended in 2002. Under the terms of the amended agreement, if within 18 months following a change of control, as defined in the agreement, (1) Mr. Aalaei terminates his employment with us for good reason, as defined in the agreement, or (2) we terminate his employment without cause, as defined in the agreement, or (3) he dies or terminates employment due to becoming disabled, as defined in the agreement, then:

- Mr. Aalaei will be entitled to receive a lump sum severance payment equal to 200% of an assumed annual base salary of $375,000 and 200% of an annual target bonus equal to an assumed annual base salary of $375,000;

- all of Mr. Aalaei's outstanding options to purchase shares of our common stock shall immediately vest and become exerciseable, and Mr. Aalaei shall have a period of five years following the change in control to exercise vested options at the time of, or which vest as a result of, the change in control;

- all shares of our common stock held by Mr. Aalaei subject to a right of repurchase shall immediately vest and such right of repurchase shall lapse; and

- Mr. Aalaei will be entitled to company-paid health, dental, vision, long-term disability and life insurance benefits at the same level of coverage as was provided to Mr. Aalaei immediately prior to the change of control and at the same ratio of the company premium payment to employee premium payment as was in effect immediately prior to the change of control, until the earlier of (i) twelve months from the date of termination, or (ii) the date upon which Mr. Aalaei becomes covered under another employer's group health, dental, vision, long-term disability or life insurance plans.

The following table describes the potential payments and benefits triggered by a termination of Mr. Aalaei's employment following a change in control, by the Company without cause or by Mr. Aalaei for good reason, in each case assuming his employment was terminated on December 29, 2006.

Cash Payment ($)	Medical/Insurance Benefits ($) (1)	Acceleration of Equity Awards ($) (2)	Total ($)
1,500,000	20,059	96,300	1,616,359

(1) Represents benefits payable pursuant to the agreement, valued based on the total premiums paid in 2006.
(2) Represents "in-the-money" value of accelerated stock options and restricted stock awards based on the closing market price of our common stock on December 29, 2006 ($2.14).

J. Scott Kamsler

In July 2006, we entered into an amended and restated change of control severance agreement with J. Scott Kamsler, our former Vice President and Chief Financial Officer. Mr. Kamsler left the Company in February 2007 and did not receive any severance or other benefits upon his departure. Under the terms of his prior agreement, if within 18 months following a change of control, as defined in the agreement, (1) Mr. Kamsler terminated his employment with us for good reason, as defined in the agreement, or (2) we terminated his employment without cause, as defined in the agreement, then:

- Mr. Kamsler would be entitled to receive a lump sum severance payment equal to 100% of his annual base salary in effect immediately prior to the change of control or his termination, whichever was greater;

- the vesting of his initial grant of options to purchase 200,000 shares of our common stock would be accelerated by one year;

- the vesting of any options or restricted stock units (or other similar equity grant) granted after the date of this agreement would be accelerated by one year; and

- Mr. Kamsler would be entitled to receive company-paid health, dental and vision benefits at the same level of coverage as were provided to him immediately prior to the change of control and at the same ratio of company premium payment to employee premium payment as was in effect immediately prior to the change of control, until the earlier of (i) twelve months from the date of termination, or (ii) the date upon which Mr. Kamsler becomes covered under another employer's group health, dental or vision plans.

26

The following table describes the potential payments and benefits that would have been triggered by a termination of Mr. Kamsler's employment following a change in control, by the Company without cause or by Mr. Kamsler for good reason, in each case assuming his employment had been terminated on December 29, 2006.

Cash Payment ($)	Medical/Insurance Benefits ($) (1)	Acceleration of Equity Awards ($) (2)	Total ($)
265,000	20,059	11,984	297,043

(1) Represents benefits payable pursuant to the agreement, valued based on the total premiums paid in 2006.
(2) Represents "in-the-money" value of accelerated stock options and restricted stock awards based on the closing market price of our common stock on December 29, 2006 ($2.14).

Wayne Gartin

During 2004, we entered into a change of control severance agreement with Wayne Gartin, our Vice President of Sales. Mr. Gartin left the Company in June 2006. Under the terms of the agreement, if within 18 months following a change of control, as defined in the agreement, (1) Mr. Gartin terminated his employment with us for good reason, as defined in the agreement, or (2) we terminated his employment without cause, as defined in the agreement, then:

- Mr. Gartin would be entitled to receive a lump sum severance payment equal to 50% of his annual base salary in effect immediately prior to the change of control or his termination, whichever was greater;

- the vesting of his initial grant of options to purchase 200,000 shares of our common stock would be accelerated by one year; and

- Mr. Gartin would be entitled to receive company-paid health, dental and vision benefits at the same level of coverage as was provided to Mr. Gartin immediately prior to the change of control and at the same ratio of company premium payment to employee premium payment as was in effect immediately prior to the change of control, until the earlier of (i) six months from the date of termination, or (ii) the date upon which Mr. Gartin becomes covered under another employer's group health, dental and/or vision plans.

The following table describes the severance payments and benefits Mr. Gartin received in connection with the termination of his employment in June 2006, although his termination was not preceded by a change in control.

Cash Payment ($)	Medical/Insurance Benefits ($)	Total ($)
108,604	1,896	110,500

Jitesh Vadhia

During 2006, we entered into a change of control severance agreement with Jitesh Vadhia, our Senior Vice President and General Manager. Mr. Vadhia left the Company in July 2006. Under the terms of the agreement, if within 18 months following a change of control, as defined in the agreement, (1) Mr. Vadhia terminated his employment with us for good reason, as defined in the agreement, or (2) we terminated his employment without cause, as defined in the agreement, then:

- Mr. Vadhia would be entitled to receive a lump sum severance payment equal to 100% of his annual base salary in effect immediately prior to the change of control or his termination, whichever was greater;

- the vesting of his "first" grant of options to purchase 250,000 shares of our common stock would be accelerated by one year;

- the vesting of his "second" grant of options to purchase 50,000 shares of our common stock would vest 100% if the Board believed in its sole discretion that Mr. Vadhia would have met the related performance milestones; provided that both (i) the change in control and (b) either (I) the involuntary termination other than for cause or (II) the voluntary termination for good reason occurred prior to the end of fiscal year 2006; and

- Mr. Vadhia would be entitled to receive company-paid health, dental and vision benefits at the same level of coverage as were provided to him immediately prior to the change of control and at the same ratio of company premium payment to employee premium payment as was in effect immediately prior to the change of control, until the earlier of (i) twelve months from the date of termination, or (ii) the date upon which Mr. Vadhia becomes covered under another employer's group health, dental or vision plans.

The following table describes the severance payments and benefits Mr. Vadhia received in connection with the termination of his employment in June 2006, although his termination was not preceded by a change in control.

Cash Payment ($)	Medical/Insurance Benefits ($)	Total ($)
135,000	8,561	143,561

Indemnification Agreements

We have entered into indemnification agreements with each of our directors, executive officers and certain other executives. Such indemnification agreements will require us to indemnify our directors, executive officers and certain other executives to the fullest extent permitted by Delaware law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock, as of April 24, 2007, by:

•   each person known to us to be the beneficial owner of 5% or more of our common stock;

•   each of our directors and each of our current and former executive officers who is named in the "Summary Compensation Table" above; and

•   our directors and executive officers as a group.

The number of shares beneficially owned by each entity or person is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after April 24, 2007 (on or prior to June 23, 2007), through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table:

Name or Group of Beneficial Owners	Amount and Nature of Beneficial Ownership of Common Shares as of April 24, 2007	
	Number	Percent (1)
5% Stockholders		
Riley Investment Management LLC (2)	3,778,246	9.2%
11100 Santa Monica Blvd		
Los Angeles, CA 90025		
033 Asset Management, LLC (3)	3,265,875	7.9%
125 High Street, Suite 1405		
Boston, MA 02110		
Lloyd I. Miller, III (4)	2,340,148	5.7%
4550 Gordon Drive		
Naples, Florida 34102		
T. Rowe Price Associates Inc. (5)	2,244,100	5.5%
100 E. Pratt Street		
Baltimore, Maryland 21202		
Directors and Executive Officers		
Faraj Aalaei (6)	3,447,935	8.4%
Kamran Elahian (7)	1,284,807	3.1%
J. Scott Kamsler (8)	140,417	*%
Lip-Bu Tan (9)	136,583	*%
Robert Hawk (10)	132,000	*%
Jere Drummond (11)	125,000	*%
Sam Srinivasan (12)	27,708	*%
Linda Reddick (13)	13,571	*%
Wayne Gartin (14)	-	*%
Jitesh Vadhia (15)	-	*%

All directors and executive officers as a group (6 persons) (16)   5,031,021   12.2%

_____

    *   Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)   Based on 41,153,142 shares outstanding on April 24, 2007.

(2)   The information provided with respect to these holdings is based on a Schedule 13G/A filed jointly by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, B. Riley and Co, Inc. and Mr. Bryant Riley on January 17, 2007. This filing contains information as of December 31, 2006 and may not reflect current holdings of our common stock.   For a statement on the relative dispositive and voting power of these parties, see the Schedule 13G/A filed on January 17, 2007.

(3)   The information provided with respect to these holdings is based on a Schedule 13G filed by such parties with the SEC on February13, 2007. This filing contains information as of December 31, 2006 and may not reflect current holdings of our common stock.   For a statement on the relative dispositive and voting power of these parties, see the Schedule 13G filed on February 13, 2007.

(4)   The information provided with respect to these holdings is based on a Schedule 13G filed by Lloyd I. Miller, III, with the SEC on December 15, 2006. This filing contains information as of November 22, 2006 and may not reflect current holdings of our common stock. For a statement on the relative dispositive and voting power of this party, see the Schedule 13G filed on December 15, 2006.

(5)   The information provided with respect to these holdings is based on the Schedule 13G filed by T. Rowe Price Associates Inc., with the SEC on February 13, 2007. This filing contains information as of December 31, 2006, and may not reflect current holdings of our common stock. For a statement on the relative dispositive and voting power of this party, see the Schedule 13G filed on February 13, 2007.

(6)   Includes 2,732,084 shares underlying options that are exercisable on or before June 23, 2007. Also includes 70,000 shares held in trust for Mr. Aalaei's children. Mr. Aalaei disclaims beneficial ownership of the shares held by the trust. Also includes 45,000 shares of restricted stock awards granted to Mr. Aalaei under our 1997 stock plan.

(7)   Includes 429,000 shares underlying options that are exercisable on or before June 23, 2007. Also includes 308,608 shares owned by the Kamran & Zohreh Elahian Charitable Trust. Mr. Elahian disclaims beneficial ownership of the shares held by the Trust.

(8)   Includes 140,417 shares underlying options that are exercisable on or before June 23, 2007. Mr. Kamsler left the Company in February 2007.

(9)   Mr. Tan resigned from our Board of Directors in 2007. Includes 10,000 shares owned by the Lip-Bu Tan & Ysa Loo Trust. Also includes 116,583 shares underlying options that are exercisable on or before June 23, 2007.

(10)   Includes 122,000 shares underlying options that are exercisable on or before June 23, 2007.

(11)   Includes 115,000 shares underlying options that are exercisable on or before June 23, 2007.

(12)   Includes 22,708 shares underlying options that are exercisable on or before June 23, 2007.

(13)   Includes 10,417 shares underlying options that are exercisable on or before June 23, 2007.

(14)   Mr. Gartin left the Company in June 2006.

(15)   Mr. Vadhia left the Company in July 2006.

(16)   Includes 3,431,209 shares underlying options that are exercisable on or before June 23, 2007.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plans

The following table provides information as of December 31, 2006 with respect to the shares of our common stock that may be issued under our existing equity compensation plans. The table does not include the additional shares that may be issuable pursuant to the annual share increase to the 1997 Plan or the 2000 Employee Stock Purchase Plan ("Employee Stock Purchase Plan"). The following table provides information regarding our outstanding stock options in plans approved by stockholders compared to those stock options issued outside of stockholder approved plans as of December 31, 2006:

	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Future Issuance
Equity compensation plans approved by stockholders(1)	7,972,214(3) $	4.73(4)	10,072,686(5)
Equity compensation plans not approved by stockholders(2)	621,297	3.24	3,268,352
Total	8,593,511	4.61 (4)	13,341,038

---

(1) Consists of the 1997 Plan and the Employee Stock Purchase Plan.

(2) Consists of the 2001 Nonstatutory Stock Option Plan.

(3) Excludes purchase rights accruing under our Employee Stock Purchase Plan. Under the Employee Stock Purchase Plan, each eligible employee may purchase up to 5,000 shares of common stock at semi-annual intervals on the last business day of May and November each year at a purchase price per share equal to 85% of the lower of (i) the closing selling price per share of common stock on the employee's entry date into the six-month offering period in which that semi-annual purchase date occurs or (ii) the closing selling price per share on the semi-annual purchase date.

(4) Restricted stock units are excluded when determining the weighted-average price of outstanding options.

(5) Includes shares of common stock available for future issuance under the 1997 Plan and Employee Stock Purchase Plan. As of December 31, 2006, 10,022,238 shares of common stock were available for issuance under the 1997 Stock Plan and 50,448 shares of common stock were available for issuance under the Employee Stock Purchase Plan. Both the 1997 Plan and the Employee Stock Purchase Plan contain annual automatic share increase provisions. Accordingly, the number of shares of common stock reserved for issuance under the 1997 Plan and the Employee Stock Purchase Plan will automatically increase on January 1 of each year by an amount equal to (a) in the case of the 1997 Plan, six percent of the outstanding shares of our common stock; and (b) in the case of the Employee Stock Purchase Plan, the least of (i) 400,000 shares, (ii) one percent of the outstanding shares of common stock on such date, or (iii) a lesser amount determined by the Board. On January 1, 2007, the reserves for the 1997 Plan and the Employee Stock Purchase Plan were increased by 2,468,838 shares and 400,000 shares, respectively.

Equity Compensation Plans Not Approved by Stockholders

2001 Nonstatutory Stock Option Plan

In February 2001, the Company adopted the 2001 Nonstatutory Stock Option Plan, which authorized the grant of nonstatutory stock options to purchase shares of our common stock. Such shares may be authorized but unissued or reacquired common stock. The plan is administered by the Board of Directors or any of its Committees and provides for options to be issued to employees and consultants of Centillium only and not to officers and directors, except in connection with an officer's initial service to the Company. Options generally vest over a period of four years from the date of grant and exercise prices for such options shall be determined by the plan administrator, with the exercise prices generally being not less than the fair value of the common stock at the date of grant. Upon termination of the option holder's employment, any unvested stock issued shall revert back to the plan.

PROPOSAL TWO: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board of Directors has appointed Ernst & Young LLP as our independent registered public accounting firm to audit our consolidated financial statements for the 2007 fiscal year. During the 2006 fiscal year, Ernst & Young LLP served as our independent registered public accounting firm and also provided certain tax and other consulting services. Although we are not required to seek stockholder approval of this appointment, our Board of Directors believes it to be sound corporate practice to do so. If the appointment is not ratified, the Audit Committee of the Board of Directors will investigate the reasons for stockholder rejection, and the Audit Committee will reconsider the appointment. Even if the selection is ratified, our Audit Committee at its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the Company's best interests and in the best interests of our stockholders.

Representatives of Ernst & Young LLP are expected to attend the Annual Meeting where they will be available to respond to questions and, if they desire, to make a statement.

Independent Registered Public Accounting Firm Fee Information

The Audit Committee is directly responsible for the appointment, compensation, and oversight of our independent registered public accounting firm. In addition to retaining Ernst & Young LLP to audit our consolidated financial statements for 2007, the Audit Committee retained Ernst & Young LLP to provide other auditing and advisory services in 2007. The Audit Committee understands the need for Ernst & Young LLP to maintain objectivity and independence in its audits of our financial statements. The Audit Committee has reviewed all non-audit services provided by Ernst & Young LLP and has concluded that the provision of such services was compatible with maintaining Ernst & Young LLP's independence in the conduct of its auditing functions.

To help ensure the independence of the independent registered public accounting firm, the Audit Committee has adopted a policy for the pre-approval of all audit and non-audit services to be performed for the Company by its independent registered public accounting firm. The Audit Committee may delegate to one or more of its members the authority to grant the required approvals, provided that any exercise of such authority is presented to the full Audit Committee at its next regularly scheduled meeting.

The aggregate fees billed by Ernst & Young LLP for audit and non-audit services provided to the Company in 2006 and 2005 were as follows:

	Year Ended December 31,	
Service Category	**2006**	**2005**
	(in thousands)	
Audit Fees (1)	$1,097	$1,065
Tax Fees (2)	52	38
	$1,149	$1,103

(1) Audit fees represent fees for professional services provided in connection with the audit of our financial statements and review of our quarterly financial statements, accounting and reporting consultations, and audit services provided in connection with other statutory or regulatory filings. In 2006 and 2005 audit fees also included services incurred in connection with rendering an opinion under Section 404 of the Sarbanes-Oxley Act of 2002.
(2) Tax services include tax compliance, tax advice and tax planning (including expatriate tax services).

Policy on Committee Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm. These services include audit services, audit-related services, tax services, and other services. Pre-approval is generally provided for up to one year and detailed as to the particular service or category of services, and is generally subject to a specific budget.

Required Vote; Recommendation of the Board

The proposal to ratify the appointment of Ernst & Young LLP requires the affirmative vote of a majority of the shares present and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2007.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed of three directors, each of whom is independent as defined by Rule 4200(a) (14) of The NASDAQ Stock Market.

The responsibilities of the Audit Committee include recommending to the Board of Directors an accounting firm to be engaged as the Company's independent registered public accounting firm. Management is responsible for financial reporting process and internal control over financial reporting. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report thereon. The Audit Committee's responsibility is to oversee these processes. In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 with management and the independent registered public accounting firm.

The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees." In addition, the Audit Committee discussed with the independent registered public accounting firm their independence from the Company and our management, including the written disclosures submitted to the Audit Committee by the independent registered public accounting firm as required by the Independent Standards Board Standard No. 1, "Independence Discussions with Audit Committees."

Based upon the Audit Committee's discussions with management and the independent registered public accounting firm and the Audit Committee's review of the representations of management and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

The Audit Committee includes a director, Mr. Sam Srinivasan, who has been determined by the Board to meet the qualifications of "financial expert" as defined by the rules and regulations of the SEC. This designation is an SEC disclosure requirement. It does not impose on him any duties, obligations or liabilities that are greater than those imposed on him as a member of the Board and the Audit Committee. Mr. Srinivasan's designation as a "financial expert" does not affect the duties, obligations or liabilities of any other member of the Audit Committee or the Board.

Audit Committee of the Board of Directors

Sam Srinivasan
Robert C. Hawk
Kamran Elahian

OTHER INFORMATION

Annual Report

Our Annual Report to Stockholders for fiscal year 2006 was sent to our stockholders together with this proxy statement. Upon written request, we will furnish, without charge, a copy of our Annual Report on Form 10-K filed with the SEC for our most recent fiscal year, including financial statement schedules but not including the exhibits. Please direct written requests to:

> **Investor Relations**
> **Centillium Communications, Inc.**
> **255 Fourier Avenue**
> **Fremont, California 94539**

Other Business at the Annual Meeting

The Board of Directors does not intend to present any business for action at the meeting other than the election of directors and the other proposal set forth herein, nor does it have knowledge of any matters that may be presented by others. If any other matter properly comes before the meeting, the persons named in the accompanying form of proxy intend to vote the shares they represent as the Board of Directors may recommend.

Method and Cost of Solicitation

The cost of solicitation of proxies will be paid by the Company. In addition to solicitation by mail, our employees, for no additional compensation, may request the return of proxies personally or in writing, by telephone, e-mail or other means. We will, on request, reimburse brokers and other persons holding shares for the benefit of others for their expenses in forwarding proxies and accompanying material and in obtaining authorization from beneficial owners of our stock to execute proxies.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities (collectively, "Reporting Persons"), to file initial reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission. Such officers, directors and 10% stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on our review of the copies of such reports received or written representations from certain Reporting Persons that no other reports were required, we believe that during our fiscal year ended December 31, 2006, all Reporting Persons timely filed all such reports other than Mr. Vadhia, who filed one late Form 4 in connection with a grant of stock options.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees. The Company's Code of Business Conduct and Ethics is available on our website at *www.centillium.com*. To date, there have been no waivers under the Company's Code of Business Conduct and Ethics. The Company will disclose future amendments to certain provisions of its Code of Business Conduct and Ethics and will post any waivers, if and when granted, under our Code of Business Conduct and Ethics on our website at *www.centillium.com*.

Deadline for Receipt of Stockholder Proposals

Our stockholders may submit proposals that they believe should be voted upon at the Annual Meeting or nominate persons for election to our Board of Directors. Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, some stockholder proposals may be eligible for inclusion in the proxy statement for our 2008 Annual Meeting. Any such stockholder proposals must be submitted in writing to the office of our Chief Financial Officer at the address set forth in the Notice of Annual Meeting immediately preceding this proxy statement, no later than January 11, 2008. Stockholders interested in submitting such a proposal are advised to contact knowledgeable legal counsel with regard to the detailed requirements of applicable securities laws. The submission of a stockholder proposal does not guarantee that it will be included in our 2008 proxy statement.

Alternatively, under our bylaws, a proposal or a nomination that the stockholder does not seek to include in our 2008 proxy statement pursuant to Rule 14a-8 may be submitted in writing to the office of our Chief Financial Officer, for the 2008 Annual Meeting of stockholders, not less than 120 days prior to the anniversary of the date on which we first mail our proxy materials for this year's Annual Meeting. For our 2008 Annual Meeting, this means that any such proposal or nomination will be considered untimely if submitted to us later than January 11, 2008. As described in our bylaws, the stockholder submission must include certain specified information concerning the proposal or nominee, as the case may be, and information as to the stockholder's ownership of our common stock. If a stockholder gives notice of such a proposal after the deadline computed in accordance with our bylaws, the stockholder will not be permitted to present the proposal to the stockholders for a vote at the meeting.

The Company has not been notified by any stockholder of his or her intent to present a stockholder proposal from the floor at this year's Annual Meeting. The enclosed proxy card grants the proxy holder discretionary authority to vote on any matter properly brought before the Annual Meeting.

By Order of the Board of Directors



Daniel M. Jochnowitz
Vice President, General Counsel and Secretary

Fremont, California
April 30, 2007

CENTILLIUM COMMUNICATIONS
ANNUAL MEETING OF STOCKHOLDERS

June 19, 2007

2:00 p.m. Pacific Time

       The undersigned hereby appoints Faraj Aalaei and Linda Reddick to act as proxies for the undersigned, with full power of substitution, and to vote all shares of Common Stock of Centillium Communications, Inc. which the undersigned is entitled to vote at the Annual Meeting of Stockholders, to be held on June 19, 2007,at 2:00 p.m. Pacific Time, at the Company's headquarters, 255 Fourier Avenue, Fremont, CA 94539 and at any and all adjournments or postponements thereof as set forth on the reverse side.

THIS PROXY IS SOLICITED BY
THE BOARD OF DIRECTORS OF CENTILLIUM COMMUNICATIONS, INC.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE "FOR" EACH OF THE NOMINEES LISTED IN PROPOSAL 1
AND "FOR" PROPOSAL 2.

Address Changes/Comments: _____
_____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

(Continued, and to be marked, dated and signed, on the other side)

CENTILLIUM COMMUNICATIONS, INC.
255 FOURIER DRIVE
FREMONT, CA 94539

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Centillium Communications, Inc., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: CENT1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

CENTILLIUM COMMUNICATIONS, INC.

Vote on Directors

	For All	Withhold All	For All Except	
1. The election as directors of all nominees listed (except as marked to the contrary to the right) 01 Sam Srinivasan 02 Robert C. Hawk	☐	☐	☐	INSTRUCTION: To withhold your vote for any individual nominee, mark "For All Except" and write that nominee's name on the line provided below. ______________________________

Vote on Directors

	For	Against	Abstain
2. The ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm of Centillium Communications, Inc., for the year ending December 31, 2007.	☐	☐	☐

This proxy is revocable and will be voted as directed. If no instructions are specified, this proxy will be voted FOR each of the proposals listed at the Annual Meeting and any adjournment(s) and postponement(s) thereof. If any other business is presented at the Annual Meeting, this proxy will be voted by Faraj Aalaei or Linda Reddick in his or her best judgment. At the present time, the Board of Directors knows of no other business to be presented at the Annual Meeting.

PLEASE COMPLETE DATE, SIGN AND MAIL THIS PROXY PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.
The undersigned acknowledges receipt from the Company prior to the execution of this proxy of a Notice of Annual Meeting of Stockholders and of a Proxy Statement dated April 30, 2007 and of the Annual Report to Stockholders.
NOTE: Please sign as name appears on this card. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If shares are held jointly, each holder may sign but only one signature is required.

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐
HOUSEHOLDING ELECTION - Please indicate if you consent to receive certain future investor communications in a single package per household.	☐	☐

____________________	______		____________________	______
Signature [PLEASE SIGN WITHIN BOX]	Date		Signature (Joint Owners)	Date